

15047527

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC MAIL RECEIVED MAR 0 2 2015 WASH. DC PROCESSING SECTION 201

SEC FILE NUMBER
8-50016

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SEIDEL & Co., L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Exchange Place, 15TH. Floor
(No. and Street)

New York   New York   10005
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan D. Seidel   (212) 269-9008
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street   New York   New York   10107
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Alan D. Seidel, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Seidel & Co., L.L.C. (Company), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Alan D. Seidel, CEO

Sworn and subscribed to before me this ___27___ day of ___February___, 20_15_.

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Members' Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	6-9
(x)	(g)	Computation of Net Capital	10
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	11-12
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(ii) exemption.	13
(x)	(p)	Management's assertion letter regarding (k)(2)(ii) exemption.	14



SEIDEL & Co., L.L.C.
(SEC I.D. No. 8-50016)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2014
AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND
REVIEW REPORT REGARDING EXEMPTION PROVISIONS



Certified Public Accountants, PLLC

| 250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262) | E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Seidel & Co., L.L.C.

We have audited the accompanying financial statements of Seidel & Co., L.L.C., (the "Company") (a New York Limited Liability Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Seidel & Co., L.L.C. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 26, 2015

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

SEIDEL & CO., L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$	18,938
Receivable from clearing broker		864,067
Securities, at market		51,550
Other receivable		80,369
Other assets		12,621
Total Assets	$	1,027,545

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$	301,285
Securities sold not yet purchased, at market		179,923
Commissions and payroll taxes payable		148,078
Payable to clearing broker		57,507
Total Liabilities		686,793
Contingencies		-
Members' capital		340,752
Total Liabilities and Members' Capital	$	1,027,545

The accompanying notes are an integral part of these financial statements.

SEIDEL & CO., L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Commissions	$ 16,167
Trading profits and gains	7,937,331
Other	590,918
Total Revenues	**8,544,416**
Expenses:	
Salaries and related taxes and benefits	6,484,981
Rent	434,094
Clearing expenses	950,450
Insurance	279,828
Regulatory fees	107,865
SIPC	20,019
Other expense	399,762
Professional fees	108,854
Auto and travel	230,135
Quote, data and technology services	1,262,217
Total Expenses	**10,278,205**
Net Loss	$ **(1,733,789)**

SEIDEL & CO., L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows From Operating Activities:

Net Loss	$ (1,733,789)
Adjustment to reconcile net loss to	
net cash (used) by operating activities:	
Decrease in receivable from clearing broker	593,513
Decrease in investments, at market	10,048,076
(Increase) in other receivable	(80,369)
(Increase) in other assets	(1,641)
Increase in accounts payable and accrued expenses	38,364
(Decrease) in securities sold not yet purchased, at market	(3,746,537)
(Decrease) in commissions and payroll taxes payable	(392,277)
(Decrease) in payable to clearing broker	(4,732,005)
Net Cash (Used) By Operating Activities	(6,665)

Cash Flows From Investing Activities: -

Cash Flows From Financing Activities:

Members' distributions-net	(46,034)
Net Cash (Used) By Financing Activities:	(46,034)
Net (Decrease) In Cash	(52,699)
Cash and cash equivalents at beginning of the year	71,637
Cash and cash equivalents at end of the year	$ 18,938

The accompanying notes are an integral part of these financial statements.

SEIDEL & CO., L.L.C.
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2014

	Total Member's Equity
Balance, January 1, 2014	$ 2,120,575
Members' distributions	(46,034)
Net Loss	(1,733,789)
Balance, December 31, 2014	$ 340,752

The accompanying notes are an integral part of these financial statements.

SEIDEL & CO., L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. ORGANIZATION AND NATURE OF BUSINESS

Seidel & Co., L.L.C. (Company) was organized in the State of New York on December 2, 1996, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934.

The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its fiscal year end.

The Company's broker-dealer registration entitles it to transact a securities business as principal, riskless principal and agent. David William Securities, a division of the Company, effects transactions as a proprietary trader.

The Company clears its transactions on a fully disclosed basis, through registered clearing brokers. The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii). Pursuant to clearing agreements between the Company and Industrial and Commercial Bank of China Financial Services LLC (ICBC) and First Southwest Company (FSC), securities transactions of the Company are cleared through ICBC and FSC, and its customers are introduced and cleared on a fully disclosed basis.

The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customer accounts, as defined by such rules, are carried by ICBC and FSC.

In addition, the firm also transacts a DVP vs. RVP business with other broker-dealers, money managers, and institutional accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Profits and losses from commissions realized on agency transactions, riskless principal transactions, and principal transactions are recorded on settlement date, which is not materially different than recording transactions on a trade date. These transactions are done with other broker-dealers and institutional and retail customers.

Investments and Clearing Deposit

Investment securities and securities carried in the clearing deposit account are valued at market value. The resulting difference between market value and cost is included in income.

Income Taxes

The Company is a limited liability company (LLC) taxed as a partnership, and the accompanying financial statements do not include any provision for federal or state income taxes. Each member of the Company is individually responsible for reporting his share of the Company's income, losses, deductions, credits, and related tax items.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY

Membership interest purchase agreement

On December 10, 2014, Alan Seidel, who had owned 95% of the Holding Company, Seidel & Shaw Holding LLC agreed to sell most of his membership interest to Vijay Sonawane and Dimitri Alifragi. This sale resulted in Sonawane and Alifragis collectively owning 75% of the Seidel & Shaw Holding LLC.

4. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $232,642, which was $132,642 in excess of the amount required.

5. CONTINGENCIES

In the normal course of business the Company is engaged in various trading and brokerage activities, including principal and agency transactions, through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligations.

6. **SECURITIES VALUATION and FAIR VALUE MEASUREMENTS**

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes the inputs to valuation methods. The three levels of input are:

<u>Level 1</u>
Unadjusted quoted prices in active markets that the Company has the ability to access for identical assets or liabilities.

<u>Level 2</u>
Observable inputs other than quoted prices included in Level 1. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar (but not identical) instruments, and similar data.

<u>Level 3</u>
Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about what a market participant would use in valuing the asset or liability, based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to that security. To the extend the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety, is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Transfers between levels are recognized at the end of the reporting period.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows:

Equity Securities (Common Stock and Exchange Traded Funds)

Investments in securities and securities sold short that are listed on national exchanges are valued at the last sales price on the last business day of the year on the exchange that constitutes its principal market. Investments in securities and securities sold short that are traded over the counter are valued at the last sales price on the last business day of the year. Investments in

securities and securities sold short for which no sale occurred on the last business day of the year are valued at the mean of the high bid and low asked prices. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Common stock for which quotations are not readily available are valued at fair value as determined in good faith by the Partnership and are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments (Options)

Listed derivatives that are actively traded are valued based on quoted prices from the exchange are categorized in Level 1 of the fair value hierarchy.

The Company's investments at December 31, 2014 were Level 1 securities.

7.   **SUBSEQUENT EVENTS**

Subsequent events have been evaluated through February 26, 2015, which is the date the financial statements were available to be issued.

SEIDEL & CO., L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL:
   Total members' capital $ 340,752

Deductions and/or charges:
   Non-allowable assets: (82,898)

Net capital before haircuts on securities positions   257,854

Haircuts on securities positions   (16,290)

Undue concentration   (8,922)

Net Capital $ 232,642

AGGREGATE INDEBTEDNESS:
   Items included in the statement of financial condition:
      Accounts payable and accrued expenses $ 524,570

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
   Minimum net capital required (6-2/3% of aggregate indebtedness) $ 34,971

   Minimum net capital required $ 100,000

Excess net capital $ 132,642

Net capital less greater of 10% of total AI or 120% of minimum net capital $ 112,642

Percentage of aggregate indebtedness to net capital is   225%

The above computation does not materially differ from the December 31, 2014 unaudited computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.



VB&T

Certified Public Accountants, PLLC

250 W57th Street	E-mail:
Suite 1632	fvb@getcpa.com
New York, NY 10107	rtsc@getcpa.com
T:1.212.448.0010	info@getcpa.com
F:1.888.99.PCAOB (72262)	www.getcpa.com

Independent Accountants Agreed-Upon Procedures Report on Schedule of Assessments and Payments (Form SIPC-7)

To the Members of
Seidel & Co., L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Seidel & Co., L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Seidel & Co., L.L.C.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Seidel & Co., L.L.C.'s management is responsible for the Seidel & Co., L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 26, 2015



SIPC-6

(34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Payment Form
For the first half of the fiscal year ending 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6

(34-REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5.

> 050016   FINRA   DEC
> SEIDEL & SHAW LLC   5*5
> 40 EXCHANGE PL 15TH FL.
> NEW YORK NY 10005-2701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Alan Seidel   212 269-9008

2. A. General assessment payment for the first half of the fiscal year
   (item 2e from page 2) $ *12,293*

   1. Less prior year overpayment applied as reflected on SIPC 7 if applicable   (*0*)

   2. Assessment balance due   *12,293*

   B. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   *0*

   C. Total assessment and interest due $ *12,293*

   D. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as C above) $ *12,293*

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _____ *N/A* _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the *30* day of *July* 20 *14*

Seidel & Shaw LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates
Postmarked _____ Received _____ Reviewed _____
Calculations _____
Documentation _____
Forward Copy _____
Exceptions:
Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030) **Eliminate cents** $ 5,233,526

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions 0

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. 603

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 315,713

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $

        Enter the greater of line (i) or (ii)

        Total deductions 316,316

2d. SIPC Net Operating Revenues $ 4,917,210

2e. General Assessment @ .0025 $ 12,293

        (to page 1, line 2.A.)

2

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

5*5***********135***************ALL FOR AADC 100
050016 FINRA DEC
Seidel & Co., LLC
40 Exchange Place, 15th Floor
New York, NY 10005-2701

Note: If any of the information shown on the mailing label requires correction, please e-mai any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Alan Seidel 212-269-9008

2. A. General Assessment (item 2e from page 2) — $ 20,019

B. Less payment made with SIPC-6 filed (exclude interest) — (12,293)
July 31, 2014
   Date Paid

C. Less prior overpayment applied — (0)

D. Assessment balance due or (overpayment) — 7,726

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — 0

F. Total assessment balance and interest due (or overpayment carried forward) — $ 7,726

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ 7,726

H. Overpayment carried forward — $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Seidel & Co., LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the_____ day of_____, 20 15 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked ___ Received ___ Reviewed ___

Calculations ___ Documentation ___ Forward Copy ___

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2014
and ending December 31, 2014

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,544,416

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions · 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,580

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 535,319

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions 536,899

2d. SIPC Net Operating Revenues $ 8,007,517

2e. General Assessment @ .0025 $ 20,019

(to page 1, line 2.A.)

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VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtsc@getcpa.com
info@getcpa.com
www.getcpa.com

REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Members of
Seidel & Co., L.L.C.

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Seidel & Co., L.L.C. (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that Seidel & Co., L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 26, 2015

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

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SEIDEL & CO

Assertions Regarding Exemption Provisions

We, as members of management of Seidel & Co., L.L.C. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014.

Seidel & Co., L.L.C.

By: _____

Alan Seidel, Member

February 18, 2015

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